[SEC Letterhead]

April 1, 2011

Thomas Friedmann, Esq.
Dechert LLP
1775 I Street, NW
Washington, DC 20006-2401

Re: PennantPark Investment Corporation
          File Nos. 333-172524 & 814-736

Dear Mr. Friedmann:

We have reviewed the registration statement for PennantPark Investment Corporation (the "Fund") filed on Form N-2 on February 28, 2011, in connection the shelf registration of common stock, preferred stock, warrants, subscription rights, debt securities and units. Based on our review of the registration statement, we have the following comments. The captions we use below correspond to the captions the Fund uses in its registration statement.

FACING PAGE:

1.   Footnote (5) to the pricing table states that the Fund is registering an indeterminate principal amount of units and that each unit may consist of a combination of any two or more of the securities being registered or debt obligations of third parties, including U.S. Treasuries. Please provide us with an example of a "unit" and how it will be offered and priced.   Please also provide an analysis explaining the basis for offering debt obligations of third parties, including U.S. Treasuries. In your response please address the following:

- Should the Fund be deemed to be either a distributor or a co-issuer of debt securities of third parties?
- Would a registration statement be filed for third party debt securities?
- Would third party debt securities, including U.S. Treasuries, be purchased directly from the third party or in the secondary market?

PROSPECTUS:

Fee and Expenses (Page 6)

2.   Footnote (5) to the fee table states that the portion of incentive fees paid with respect to net investment income is based on actual amounts incurred during the three months ended

December 31, 2010, annualized for a full year. Please explain to us why it is appropriate to present this amount rather than the incentive fee paid for the fiscal year ended September 30, 2010.

3.   Footnote (5) of the fee table also states that incentive fees based on capital gains have not been presented in the fee table. Please revise the fee table to include the incentive fees based on realized and unrealized capital gains.

Risk Factors — Risks Relating to Our Business and Structure — Regulations governing our operation as a business development company will affect our ability to, and the way in which we, raise additional capital. — *Securitization* **(Page 13)**

4.   This section states that in the future the Fund may seek to securitize portfolio loans through a wholly owned subsidiary. The Fund would contribute a pool of loans to the subsidiary and have the subsidiary issue primarily investment grade debt securities. This section states that the Fund would not treat debt issued by a subsidiary as senior securities. Please revise the disclosure as follows:

- Add an explanation as to how the subsidiary would issue investment grade debt although the subsidiary's assets would be below investment grade.
- Revise the disclosure to state that the financials statements of a subsidiary would be consolidated with the financial statements of the Fund and that any debt issued by the subsidiary would be treated as if it were issued by the Fund.

Risk Factors — Risks Relating to the Illiquid Nature of Our Portfolio Assets — We invest in illiquid assets, and our valuation procedures with respect to such assets may result in our recording values that are materially different than the values we ultimately receive upon disposition of such assets. (Page 20)

5.   The fourth paragraph of this section (on page 21) states that the Fund uses the services of one or more nationally recognized independent valuation firms. Please disclose the names of the valuation firms the Fund expects to use.

Risk Factors — Risks Relating to Our Investments — Provisions of the Maryland General Corporation Law and of our charter and bylaws could deter takeover attempts and have an adverse impact on the price of our common stock (Page 27)

6.   The first paragraph of this section states that the Fund's bylaws exempt from the Maryland Control Share Acquisition Act acquisitions of common stock, but discloses that if the Fund were to amend its bylaws to repeal the exemption, the Control Share Acquisition Act may make it more difficult for a third party to obtain control of the Fund. Recently, we have taken the position that it would be inconsistent with Section 18(i) of the Investment Company Act of 1940 for a closed-end fund organized as Maryland corporation to opt-in to provisions of the

Maryland Control Shares Acquisition Act.   *See* Boulder Total Return Fund, Inc. (SEC No-action letter pub. avail. Nov. 15, 2010) (http://www.sec.gov/divisions/investment/noaction/2010/bouldertotalreturn111510.htm). Please add disclosure stating that the Fund would consult with the staff of the SEC prior to amending its bylaws to repeal the exemption.

GENERAL COMMENTS:

7.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

8.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

9..   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

10.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

11.   Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

12.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6945.

Sincerely,

John M. Ganley
Senior Counsel